SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: December 2008	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
EXPLANATORY NOTE:
The Additional Consent of Independent Registered Public Accounting Firm dated November 25, 2008 (the “Consent”), filed as Exhibit 99.1 hereto, from the date hereof shall be deemed incorporated by reference into and made a part of each of the following registration statements:
Registration Statement on:
Form F-3 — File No. 333-148054 (the Consent is hereby filed as Exhibit 23.6 thereto)
Form F-3 — File No. 33-96354 (the Consent is hereby filed as Exhibit 23.3 thereto)
Form S-8 — File No. 333-113096 (the Consent is hereby filed as Exhibit 23.3 thereto)
Form S-8 — File No. 333-14260 (the Consent is hereby filed as Exhibit 23.3 thereto)
Form S-8 — File No. 33-92112 (the Consent is hereby filed as Exhibit 23.3 thereto)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Thomas E. Flynn
		Name:	Thomas E. Flynn
		Title:	Executive Vice President and Chief Risk Officer

	By:	/s/ Blair F. Morrison
		Name:	Blair F. Morrison
Date: December 12, 2008		Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Additional Consent of Independent Registered Public Accounting Firm dated November 25, 2008